Mail Stop 4561

January 24, 2008

Mr. Richard J. Wrensen
President and Chief Executive Officer
Capital Alliance Income Trust Ltd., a Real Estate Investment Trust
100 Pine Street
Suite 2450
San Francisco, CA 94111

> **Re:** **Capital Alliance Income Trust Ltd., A Real Estate Investment Trust**
> **Form 10-KSB for the year ended December 31, 2006**
> **Form 10-QSB for the quarter ended March 31, 2007**
> **Filed April 2, 2007**
> **File No. 1-12941**

Dear Mr. Wrensen:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel Gordon
Branch Chief